August 9, 2007

Via Edgar and Facsimile

Pamela A. Long
Matt Franker
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ad.Venture Partners, Inc. Form S-4 Registration Statement File No. 333-142319

Ladies and Gentlemen:

We hereby withdraw our request that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement No. 333-142319 to become effective at 4:45 p.m. Eastern Standard Time on August 8, 2007 or as soon thereafter as is practicable. We will submit a revised request for acceleration and apologize for any inconvenience.

[signature follows]

Very truly yours,

Ad.Venture Partners, Inc.

By       /s/ Ilan M. Slasky
Ilan M. Slasky
President

cc:	Kenneth Guernsey, Esq., Cooley Godward Kronish LLP Gian-Michele a Marca, Esq., Cooley Godward Kronish LLP Mark Selinger, Esq., McDermott Will & Emery LLP